# SEC Schedule 13G/A (Amendment No. 47) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ELI LILLY AND COMPANY, CIK 0000059478
CUSIP: 532457108
Title of class of securities: Common Stock, Without Par Value
Address of issuer's principal executive offices: LILLY CORPORATE CTR, DROP CODE 1094, INDIANAPOLIS, Indiana (IN), 46285
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000911916-94-000024
Filed by CIK 0000316011

## Reporting persons
- LILLY ENDOWMENT, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); sole voting power 90,066,978; shared voting power 0; sole dispositive power 90,066,978; shared dispositive power 0; aggregate amount beneficially owned 90,066,978 (9.6% of the class)
  Comment: The percentage of class represented is based on 941,357,065 shares of common stock outstanding as of August 3, 2026 (the most recent date for which such information is publicly available), as reported in the Issuer's Form 10-Q for the period ended June 30, 2026.
  
  This information is provided as of September 30, 2026.

## Item 1. Issuer
Name of issuer: ELI LILLY AND COMPANY
Address of issuer's principal executive offices: LILLY CORPORATE CTR, DROP CODE 1094, INDIANAPOLIS, IN, 46285.

## Item 2. Person Filing
Name of person filing: This statement is filed by Lilly Endowment, Inc., a not for profit corporation organized under the laws of the State of Indiana. Lilly Endowment, Inc. is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the Code), and is a private foundation under Section 509(a) of the Code.
Address of principal business office or, if none, residence: The address of the principal business office of Lilly Endowment, Inc. is 2801 North Meridian Street, Indianapolis, IN 46208.
Citizenship: Indiana

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 90,066,978 shares as of September 30, 2026 - None of such shares are deemed to be beneficially owned by reason of the possession of Lilly Endowment, Inc. of a right to acquire such shares.
Percent of class: 9.6%
Sole power to vote or to direct the vote: 90,066,978 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 90,066,978 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- LILLY ENDOWMENT, INC.: Diane M. Stenson, Vice President and Treasurer (10/19/2026)